ALLSTATE LIFE GLOBAL FUNDING                    ALLSTATE LIFE INSURANCE COMPANY
c/o AMACAR PACIFIC CORP.                              3100 Sanders Road
6525 Morrison Boulevard, Suite 318                   Northbrook, IL 60062
Charlotte, NC 28211


                                  March 13, 2006

Mr. John Stickel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Allstate Life Global Funding and Allstate Life Insurance Company Registration Statement on Form S-3
         File No. 333-129157

Dear Mr. Stickel:

     Allstate Life Global Funding and Allstate Life Insurance Company (the "Registrants") have filed a registration statement on Form S-3 (File No. 333-129157), as amended (the "Registration Statement"), with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"). In accordance with Rule 461(a) under the Securities Act, the Registrants hereby request that the Commission declare the Registration Statement, as further amended prior to its effectiveness, effective under the Securities Act at 10:00 a.m., Eastern Time, on March 15, 2006, or as soon thereafter as practicable.

     Each of the Registrants hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the distribution of securities specified in the Registration Statement and acknowledges that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve such Registrant from its full responsibility for the adequacy and the accuracy of the disclosure in the filing; and

     o such Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                  Very truly yours,

                                  ALLSTATE LIFE GLOBAL FUNDING

                                  By: AMACAR PACIFIC CORP.,
                                  not in its individual capacity,
                                  but solely as administrator

                                  By:   /s/ DOUGLAS K. JOHNSON
                                        -----------------------
                                  Name:  Douglas K. Johnson
                                  Title:    President


                                  ALLSTATE LIFE INSURANCE COMPANY

                                  By:  /s/ SARAH R. DONAHUE
                                       --------------------
                                  Name:     Sarah R. Donahue
                                  Title:    Assistant Vice President